UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

LEAF GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

Oak Investment Partners XI, Limited Partnership
901 Main Avenue, Suite 600

Norwalk, CT 06851

Attention: Fred Harman
Telephone: (203) 226-8346
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Oak Investment Partners XI, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,948,287

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,948,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,948,287

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Oak Investment Partners XII, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
769,387

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
769,387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
769,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Oak Associates XI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,948,287

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,948,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,948,287

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Oak Associates XII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
769,387

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
769,387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
769,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Oak Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,717,674

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,717,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,717,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Bandel L. Carano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,717,674

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,717,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,717,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Edward F. Glassmeyer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,717,674

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,717,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,717,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Fredric W. Harman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,717,674

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,717,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,717,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Ann H. Lamont

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,717,674

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,717,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,717,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Grace A. Ames

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
769,387

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
769,387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
769,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

EXPLANATORY NOTE

This Statement on Schedule 13D reflects, that as of June 15, 2020, the Reporting Persons are disclosing their beneficial ownership in Leaf Group Ltd. ("Leaf" or the "Issuer") on Schedule 13D instead of Schedule 13G.

ITEM 1. Security and Issuer.

The name of the issuer is Leaf Group Ltd. (the "Issuer"). The principal executive office of the Issuer is located at 1655 26th Street, Santa Monica, CA 90404.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the "Reporting Persons") are:

(i)  Oak Investment Partners XI, Limited Partnership, a Delaware limited partnership ("Oak XI");

(ii) Oak Investment Partners XII, Limited Partnership, a Delaware limited partnership ("Oak XII");

(iii)  Oak Associates XI, LLC, a Delaware limited liability company ("Oak Associates XI");

(iv)  Oak Associates XII, LLC, a Delaware limited liability company ("Oak Associates XII");

(v)  Oak Management Corporation, a Delaware corporation ("Oak Management" and collectively with Oak XI, Oak XII, Oak Associates XI and Oak Associates XII, the "Oak Entities");

(vi)  Bandel L. Carano, a United States citizen ("Mr. Carano");

(vii) Edward F. Glassmeyer, a United States citizen ("Mr. Glassmeyer");

(viii)Fredric W. Harman, a United States citizen ("Mr. Harman");

(ix)  Ann H. Lamont, a United States citizen ("Ms. Lamont"); and

(x)  Grace A. Ames, a United States citizen ("Ms. Ames").

Oak Associates XI is the general partner of Oak XI. Oak Management is the manager of Oak XI. Mr. Carano, Mr. Glassmeyer, Mr. Harman and Ms. Lamont are the managing members of Oak Associates XI.

Oak Associates XII is the general partner of Oak XII. Oak Management is the manager of Oak XII. Mr. Carano, Mr. Glassmeyer, Mr. Harman, Ms. Lamont and Ms. Ames are the managing members of Oak Associates XII.

The principal business of Oak XI and Oak XII is to assist growth-oriented businesses located primarily in the United States.  The principal business of Oak Associates XI is to act as general partner of Oak XI, and the principal business of Oak Associates XII is to act as general partner of Oak XII.  The principal business of Oak Management is to act as investment advisor to Oak XI and Oak XII and other venture capital investment funds.  The principal business and occupation of each of Mr. Carano, Mr. Glassmeyer, Mr. Harman, Ms. Lamont and Ms. Ames is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses.

The principal business office of the Reporting Persons is 901 Main Avenue, Suite 600, Norwalk, CT 06851.

On June 15, 2020, the Reporting Persons, together with the Boyle Capital Parties, the Generation Parties, the Osmium Parties, the PEAK6 Parties and the Spectrum Parties (each as defined below) agreed to coordinate efforts to enhance shareholder value of the Issuer.  As a result, the Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of the Reporting Persons, the Boyle Capital Parties, the Generation Parties, the Osmium Parties, the PEAK6 Parties and the Spectrum Parties (collectively, the "Investors"). All securities reported herein as beneficially owned by the Reporting Persons exclude securities owned by the other Investors, and the Reporting Persons expressly disclaim beneficial ownership of the securities owned by the other Investors.

The "Boyle Capital Parties" shall mean Boyle Capital Opportunity Fund, LP, Golden Valley Capital Partners, LLC, Boyle Capital Management, LLC, Erik Ritland and Brian Boyle.

The "Generation Parties" shall mean Generation Capital Partners II LLC, Generation Capital Partners II LP, Generation Members' Fund II LP, John Hawkins and Mark Jennings.

The "Osmium Parties" shall mean John H. Lewis, Osmium Partners, LLC, Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP.

The "PEAK6 Parties" shall mean PEAK6 Investments LLC, PEAK6 Capital Management LLC, PEAK6 Group LLC, PEAK6 LLC, Matthew Hulsizer and Jennifer Just.

The "Spectrum Parties" shall mean Spectrum Equity Investors V, L.P., Spectrum Equity Associates V, L.P., Spectrum V Investment Managers' Fund, L.P., SEA V Management, LLC, Brion B. Applegate, Christopher T. Mitchell and Victor E. Parker, Jr.

(d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by Oak XI in making its purchase of the shares of common stock owned by them in the aggregate was $26,579,032 from working capital. The source and amount of funds (excluding commissions) used by Oak XII in making its purchase of the shares of common stock owned by them in the aggregate was $13,884,537 from working capital.

ITEM 4. Purpose of Transaction

The Reporting Persons originally acquired their position in the Issuer's securities for investment purposes. The Reporting Persons, together with the other Investors, plan to engage with the Issuer's board of directors, and potentially its management, on a path forward for the Issuer that is in the interest of the Issuer's stockholders.  The Investors plan to  discuss options to improve the Issuer's performance, including, but not limited to, changes to management of the Issuer, governance improvements including de-staggering the board, and/or the sale of some or all of the Issuer's assets.

In addition, the Reporting Persons may engage in additional communications with one or more other stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional common stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

The Reporting Persons’ principal objective with respect to the acquisition of the securities of the Issuer is to obtain a satisfactory return on their investment, and accordingly, the Reporting Persons intend to dispose of some or all of the shares of common stock that they beneficially own as soon as they can do so on terms that they consider satisfactory. Accordingly, the Reporting Persons may dispose of their shares at any time, including immediately following the filing of this Schedule 13D, through the time when the Investors’ efforts have concluded.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own:

(i)	Oak XI directly owns 2,948,287 shares of common stock representing 11.0% of the outstanding shares of common stock of the Issuer.
(ii)	Oak XII directly owns 769,387 shares of common stock representing 2.9% of the outstanding shares of common stock of the Issuer.
(iii)

Oak Associates XI, as the general partner of Oak XI, may be deemed to beneficially own the 2,948,287 shares of common stock held by Oak XI representing 11.0% of the outstanding shares of common stock of the Issuer.

(iv)

Oak Associates XII, as the general partner of Oak XII, may be deemed to beneficially own the 769,387 shares of common stock held by Oak XII representing 2.9% of the outstanding shares of common stock of the Issuer.

(v)

Oak Management, as the manager of Oak XI and Oak XII, may be deemed to beneficially own the 3,717,674 shares of common stock held by Oak XI and Oak XII representing 13.9% of the outstanding shares of common stock of the Issuer.

(vi)

Mr. Carano, Mr. Glassmeyer, Mr. Harman and Ms. Lamont, as managing members of Oak Associates XI and Oak Associates XII, may be deemed to beneficially own the 3,717,674 shares of common stock held by Oak XI and Oak XII representing 13.9% of the outstanding shares of common stock of the Issuer.

(vii)

Ms. Ames, as a managing member of Oak Associates XII, may be deemed to beneficially own the 769,387 shares of common stock held by Oak XII representing 2.9% of the outstanding shares of common stock of the Issuer.

(viii)	Collectively, the Reporting Persons beneficially own 3,717,674 shares of common stock representing 13.9% of the outstanding shares of common stock of the Issuer.

The percentages set forth in this response are based on the 26,709,874 shares of common stock outstanding as of May 5, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 as filed with the SEC on May 11, 2020.

Based upon information provided to the Reporting Persons by the other Investors, the Investors collectively beneficially own an aggregate of 10,717,642 shares of common stock representing approximately 40.1% of the outstanding shares of common stock of the Issuer.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any of the securities reported herein or that they members of a "group". The Reporting Persons expressly disclaim the existence of, or membership in a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder with any of the other Investors, as well as beneficial ownership with respect to any shares of common stock beneficially owned by the other Investors, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose. Each Reporting Person expressly disclaims beneficial ownership with respect to any shares beyond her, his or its pecuniary interest therein.

(b) Oak Associates XI, Oak Management, Mr. Carano, Mr. Glassmeyer, Mr. Harman and Ms. Lamont may be deemed to share with Oak XI (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 2,948,287 shares of common stock reported herein held by Oak XI.  Oak Associates XII, Oak Management, Mr. Carano, Mr. Glassmeyer, Mr. Harman, Ms. Lamont and Ms. Ames may be deemed to share with Oak XII (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 769,387 shares of common stock reported herein held by Oak XII.

(c) The transactions in the securities of the Issuer during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure of the Investors in Item 2.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2020

Entities:
Oak Investment Partners XI, Limited Partnership
Oak Associates XI, LLC
Oak Investment Partners XII, Limited Partnership
Oak Associates XII, LLC

Oak Management Corporation

By: /s/ Edward F. Glassmeyer
Name: Edward F. Glassmeyer

Title: General Partner or Managing Member or attorney-in-fact for the above-listed entities

Individuals:
Bandel L. Carano
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

Grace A. Ames

/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, individually and as attorney-in-fact for the above-listed individuals

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

SCHEDULE A

Transactions in the Securities of the Issuer  During the Past Sixty (60) Days

Oak Investment Partners XII, Limited Partnership
Nature of Transaction	Date of Purchase/Sale	Amount of Securities Purchased/(Sold)	Price per Share ($)

Sale of Common Stock	1/2/2020	(7,100)	$4.01
Sale of Common Stock	1/3/2020	(2,330)	$3.97
Sale of Common Stock	1/6/2020	(2,062)	$3.97
Sale of Common Stock	1/7/2020	(99)	$3.96
Sale of Common Stock	3/13/2020	(50,000)	$2.43
Sale of Common Stock	3/16/2020	(7,927)	$2.20
Sale of Common Stock	4/3/2020	(10,000)	$1.47
Sale of Common Stock	4/7/2020	(23,899)	$1.48
Sale of Common Stock	4/8/2020	(6,000)	$1.53
Sale of Common Stock	4/9/2020	(9,000)	$1.47
Sale of Common Stock	4/13/2020	(4,000)	$1.49
Sale of Common Stock	4/14/2020	(1,631)	$1.48
Sale of Common Stock	4/15/2020	(545)	$1.48
Sale of Common Stock	4/23/2020	(20,000)	$1.13
Sale of Common Stock	4/24/2020	(31,569)	$1.07
Sale of Common Stock	5/1/2020	(47,844)	$1.37
Sale of Common Stock	5/4/2020	(196,000)	$1.40
Sale of Common Stock	5/5/2020	(110,250)	$1.43

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Leaf Group Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated: June 22, 2020

Entities:
Oak Investment Partners XI, Limited Partnership
Oak Associates XI, LLC
Oak Investment Partners XII, Limited Partnership
Oak Associates XII, LLC

Oak Management Corporation

By: /s/ Edward F. Glassmeyer
Name: Edward F. Glassmeyer

Title: General Partner or Managing Member or attorney-in-fact for the above-listed entities

Individuals:
Bandel L. Carano
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

Grace A. Ames

/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, individually and as attorney-in-fact for the above-listed individuals